SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE TO
(Rule 14d-100)
TENDER OFFER STATEMENT UNDER SECTION 14(D)(1) OR 13(E)(1)
OF THE SECURITIES EXCHANGE ACT OF 1934

Tucows Inc.
(Name of Subject Company (Issuer))

Tucows Inc. (Offeror)
(Names of Filing Persons (Identifying Status as Offeror, Issuer or Other Person))

Common Stock, no par value per share
(Title of Class of Securities)

898697107
(CUSIP Number of Class of Securities)

Elliot Noss
Tucows Inc.
96 Mowat Avenue
Toronto, Ontario M6K 3M1
(416) 535-0123

(Name, Address, and Telephone Numbers of Person Authorized
to Receive Notices and Communications on Behalf of Filing Persons)

With a copy to:

Joanne Soslow, Esquire
Morgan, Lewis & Bockius LLP
1701 Market Street
Philadelphia, PA 19103-2921
(215) 963-5000

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee

$5,005,000	$573.58

*
Estimated for purposes of calculating the amount of the filing fee only. This amount assumes the purchase of 6,500,000 shares of common stock, no par value per share, at the maximum tender offer price of $0.77 per share in cash.

☐
Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: N/A	Filing Party: N/A
Form of Registration No.: N/A	Date Filed: N/A

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third-party tender offer subject to Rule 14d-1.
☒	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)
☐	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

This Tender Offer Statement on Schedule TO relates to the tender offer by Tucows Inc., a Pennsylvania corporation, to purchase 6,500,000 shares of its common stock, no par value per share, or such fewer number of shares as are properly tendered and not properly withdrawn. Tucows is offering to purchase these shares at a price not greater than $0.77 per share nor less than $0.73 per share, net to the seller in cash, without interest, as specified by stockholders tendering their shares. Tucows’ offer is made on the terms and subject to the conditions set forth in the Offer to Purchase, dated December 20, 2011, and in the related Letter of Transmittal, which, as amended or supplemented from time to time, together constitute the offer.

This Tender Offer Statement on Schedule TO is filed in satisfaction of the reporting requirements of Rule 13e-4(c)(2) promulgated under the Securities Exchange Act of 1934, as amended.

The information in the Offer to Purchase and the related Letter of Transmittal, copies of which are filed with this Schedule TO as Exhibits (a)(1)(A) and (a)(1)(B), respectively, is incorporated in this Schedule TO by reference, in answer to items 1 through 11 of this Tender Offer Statement on Schedule TO as more particularly described below.

Item 1.    Summary Term Sheet.

The information set forth under “Summary” in the Offer to Purchase is incorporated herein by reference.

Item 2.    Subject Company Information.

(a)   Name and Address.  The name of the issuer is Tucows Inc. The address of the principal executive offices of Tucows Inc. is 96 Mowat Avenue, Toronto, Ontario M6K 3M1. The telephone number of the principal executive offices of Tucows Inc. is (416) 535-0123.

(b)   Securities.  The information set forth in the paragraph following the beneficial ownership table in Section 9 of the Offer to Purchase (“Interests of Directors and Executive Officers; Transactions and Arrangements Concerning the Shares”) is incorporated herein by reference.

(c)   Trading Market and Price.  The information set forth in Section 8 of the Offer to Purchase (“Price Range of Shares; Dividends”) is incorporated herein by reference.

Item 3.    Identity and Background of Filing Person.

(a)   Tucows Inc. is the filing person. The company's address and telephone number are set forth in Item 2 above. The information set forth in the beneficial ownership table in Section 9 of the Offer to Purchase (“Interests of Directors and Executive Officers; Transactions and Arrangements Concerning the Shares”) is incorporated herein by reference.

Item 4.    Terms of the Transaction.

(a)   Material Terms.  The following sections of the Offer to Purchase contain information regarding the material terms of the transaction and are incorporated herein by reference.

• Summary;
• Section 1 (“Number of Shares; Proration”);
• Section 2 (“Background and Purpose of Our Offer; Certain Effects of Our Offer”);
• Section 3 (“Procedure for Tendering Shares”);
• Section 4 (“Withdrawal Rights”);
• Section 5 (“Purchase of Shares and Payment of Purchase Price”);
• Section 6 (“Conditional Tender of Shares”);
• Section 7 (“Conditions of Our Offer”);
• Section 14 (“Material United States Federal Income Tax Consequences”); and
• Section 15 (“Extension of Our Offer; Termination; Amendment”).

(b)   Purchases.  The information set forth in the second and third paragraphs following the beneficial ownership table in Section 9 of the Offer to Purchase (“Interests of Directors and Executive Officers; Transactions and Arrangements Concerning the Shares”) is incorporated herein by reference.

Item 5.    Past Contacts, Transactions, Negotiations and Agreements.

(e)   The information set forth in Section 9 of the Offer to Purchase (“Interests of Directors and Executive Officers; Transactions and Arrangements Concerning the Shares”) under the heading “Arrangements With Others Concerning Our Securities” is incorporated herein by reference.

Item 6.    Purposes of the Transaction and Plans or Proposals.

(a); (b); (c) Purposes; Use of Securities Acquired; Plans. The information set forth in the first and last paragraphs of Section 2 of the Offer to Purchase (“Background and Purpose of Our Offer; Certain Effects of Our Offer”) and in Section 9 of the Offer to Purchase (“Interests of Directors and Executive Officers; Transactions and Arrangements Concerning the Shares”) under the heading “Other Plans and Proposals” is incorporated herein by reference.

Item 7.    Source and Amount of Funds and Other Consideration.

(a); (b); (d) Source of Funds; Conditions; Borrowed Funds.  The information set forth in Section 10 of the Offer to Purchase (“Source and Amount of Funds”) is incorporated herein by reference.

Item 8.    Interest in Securities of the Subject Company.

(a); (b) Securities Ownership; Securities Transactions. The information set forth in Section 9 of the Offer to Purchase (“Interests of Directors and Executive Officers; Transactions and Arrangements Concerning the Shares”) in the table immediately preceding the subsection entitled “Arrangements With Others Concerning Our Securities” is incorporated herein by reference.

Item 9.    Persons/Assets Retained, Employed, Compensated or Used.

(a)   The information set forth in Section 16 of the Offer to Purchase (“Fees and Expenses”) is incorporated herein by reference.

Item 10.    Financial Statements.

Not applicable.

Item 11.    Additional Information.

(a)   Agreements, Regulatory Requirements and Legal Proceedings.  The information set forth in Section 9 (“Interests of Directors and Executive Officers; Transactions and Arrangements Concerning the Shares”) under the heading “Arrangements With Others Concerning Our Securities” and Section 13 (“Certain Legal Matters; Regulatory Approvals”) of the Offer to Purchase is incorporated herein by reference.

(b)   Other Material Information.  The information set forth in the Offer to Purchase and the accompanying Letter of Transmittal, copies of which are filed with this Schedule TO as Exhibits (a)(1)(A) and (a)(1)(B), respectively, as each may be amended or supplemented from time to time, is incorporated herein by reference.

Item 12.    Exhibits.

(a)(1)(A)	Offer to Purchase, dated December 20, 2011

(a)(1)(B)	Letter of Transmittal

(a)(1)(C)	Notice of Guaranteed Delivery

(a)(1)(D)	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees, dated December 20, 2011

(a)(1)(E)	Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees, dated December 20, 2011

(a)(1)(F)	Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9

(a)(2)-(4)	Not applicable

(a)(5)(A)	Letter to Shareholders from the President and Chief Executive Officer, dated December 20, 2011

(a)(5)(B)	Press Release, dated December 20, 2011

(b)(1)
Offer Letter, dated July 27, 2011, between Tucows.com Co and the Bank of Montreal (incorporated herein by reference to Exhibit 10.1 to Tucows Inc.’s Current Report on Form 8-K, filed with the Securities and Exchange Commission on August 3, 2011).

(b)(2)
Operating Loan Agreement, dated September 10, 2010, between Tucows.com co. and the Bank of Montreal (incorporated herein by reference to Exhibit 10.1 to Tucows Inc.’s Current Report on Form 8-K, filed with the Securities and Exchange Commission on September 13, 2010).

(b)(3)
Offer Letter, dated August 30, 2010, between Tucows Inc. and the Bank of Montreal (incorporated herein by reference to Exhibit 10.2 to Tucows Inc.’s Current Report on Form 8-K, filed with the Securities and Exchange Commission on September 13, 2010).

(b)(4)
Loan Agreement, dated as of June 25, 2007, by and among Tucows.com Co., Tucows (Delaware) Inc., Tucows Inc., Mailbank Nova Scotia Co., Tucows Domain Holdings Co., Innerwise, Inc. and Bank of Montreal (incorporated herein by reference to Exhibit 10.1 to Tucows Inc.’s Current Report on Form 8-K, filed with the Securities and Exchange Commission on July 31, 2007).

(b)(5)
Guaranty, dated July 25, 2007, by Tucows Inc. in favor of the Bank of Montreal (incorporated herein by reference to Exhibit 10.2 to Tucows Inc.’s Current Report on Form 8-K, filed with the Securities and Exchange Commission on July 31, 2007

(b)(6)
Security Agreement, dated July 25, 2007, by Tucows Inc. in favor of the Bank of Montreal (incorporated herein by reference to Exhibit 10.3 to Tucows Inc.’s Current Report on Form 8-K, filed with the Securities and Exchange Commission on July 31, 2007

(d)(1)
Tucows Inc. Amended and Restated 2006 Omnibus Equity Compensation Plan, as amended (incorporated by reference to Exhibit 99(d)(1) filed with Tucows' Schedule TO, as filed with the SEC on September 17, 2010)

Item 13.    Information Required by Schedule 13E-3.

Not applicable.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

By:	/s/ MICHAEL COOPERMAN
Michael Cooperman
Chief Financial Officer
December 20, 2011

EXHIBIT INDEX

(a)(1)(A)	Offer to Purchase, dated December 20, 2011

(a)(1)(B)	Letter of Transmittal

(a)(1)(C)	Notice of Guaranteed Delivery

(a)(1)(D)	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees, dated December 20, 2011

(a)(1)(E)	Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees, dated December 20, 2011

(a)(1)(F)	Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9

(a)(2)-(4)	Not applicable

(a)(5)(A)	Letter to Shareholders from the President and Chief Executive Officer, dated December 20, 2011

(a)(5)(B)	Press Release, dated December 20, 2011

(b)(1)
Offer Letter, dated July 27, 2011, between Tucows.com Co and the Bank of Montreal (incorporated herein by reference to Exhibit 10.1 to Tucows Inc.’s Current Report on Form 8-K, filed with the Securities and Exchange Commission on August 3, 2011).

(b)(2)
Operating Loan Agreement, dated September 10, 2010, between Tucows.com co. and the Bank of Montreal (incorporated herein by reference to Exhibit 10.1 to Tucows Inc.’s Current Report on Form 8-K, filed with the Securities and Exchange Commission on September 13, 2010).

(b)(3)
Offer Letter, dated August 30, 2010, between Tucows Inc. and the Bank of Montreal (incorporated herein by reference to Exhibit 10.2 to Tucows Inc.’s Current Report on Form 8-K, filed with the Securities and Exchange Commission on September 13, 2010).

(b)(4)
Loan Agreement, dated as of June 25, 2007, by and among Tucows.com Co., Tucows (Delaware) Inc., Tucows Inc., Mailbank Nova Scotia Co., Tucows Domain Holdings Co., Innerwise, Inc. and Bank of Montreal (incorporated herein by reference to Exhibit 10.1 to Tucows Inc.’s Current Report on Form 8-K, filed with the Securities and Exchange Commission on July 31, 2007).

(b)(5)
Guaranty, dated July 25, 2007, by Tucows Inc. in favor of the Bank of Montreal (incorporated herein by reference to Exhibit 10.2 to Tucows Inc.’s Current Report on Form 8-K, filed with the Securities and Exchange Commission on July 31, 2007

(b)(6)
Security Agreement, dated July 25, 2007, by Tucows Inc. in favor of the Bank of Montreal (incorporated herein by reference to Exhibit 10.3 to Tucows Inc.’s Current Report on Form 8-K, filed with the Securities and Exchange Commission on July 31, 2007

(d)(1)
Tucows Inc. Amended and Restated 2006 Omnibus Equity Compensation Plan, as amended (incorporated by reference to Exhibit 99(d)(1) filed with Tucows' Schedule TO, as filed with the SEC on September 17, 2010)